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MCN INVESTMENT CORPORATION AND SUBSIDIARIES                    EXHIBIT 12-2
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

                                                      Twelve Months          Twelve Months                 Twelve Months
                                                          Ended                  Ended                         Ended
                                                    December 31, 1996      December 31, 1995             December 31, 1994
                                                    -----------------      -----------------             ------------------
          EARNINGS AS DEFINED (1) (4)
           Pre-tax income (2)                             $21,899                    $13,163                  $6,696
           Fixed charges (3)                               41,628                     24,748                  13,640
                                                          -------                    -------                 -------
                Earnings as defined                       $63,527                    $37,911                 $20,336
                                                          =======                    =======                 =======

           FIXED CHARGES AS DEFINED (1)  (4)
           Interest, expensed                             $40,523                    $24,151                 $13,365
           Interest, capitalized                            8,002                      5,895                   2,089
           Amortization of debt discounts, premium
                and expense                                   982                        520                     275
           Interest implicit in rentals                       123                         77                       0
                                                          -------                    -------                 -------
                Fixed charges as defined                  $49,630                    $30,643                 $15,729
                                                          =======                    =======                 =======
           Ratio of Earnings to Fixed Charges                1.28                       1.24                    1.29
                                                          =======                    =======                 =======
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(1)   Earnings and fixed charges are defined and computed in accordance with It
      Item 503 of Regulation S-K.

(2) This amount represents the aggregate of (a) the pre-tax income from continuing operations of MCN Investment and its majority-owned subsidiaries, (b) MCN Investment's share of pre- tax income of its 50% owned companies, and (c) any income actually received from less than 50% owned companies.

(3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period.

(4) In June 1996, MCN completed the sale of The Genix Group, its computer operations subsidiary. For purposes of calculating the Ratio of Earnings to Fixed Charges, it has been classified as a discontinued operation and therefore excluded from the ratio for all periods presented.